Exhibit B

Identification of Controlled Entities

     Rock Creek Capital II, Ltd. (“Rock Creek Capital”) is the general partner of Rock Creek Partners II, Ltd. and Rock Creek II Co-Investments, Ltd. (which directly own the securities reported herein). Rock Creek Advisors, Inc. (“Rock Creek Advisors”) is a party to management agreements with these partnerships and possesses shared voting and dispositive power with respect to these shares. Rock Creek Capital Group, Inc. is the general partner of Rock Creek Capital and possesses shared voting and dispositive power with respect to these shares. John C. Sites, Jr., James H. Dahl, and Hawkeye, Inc., which is controlled by Arthur L. Cahoon, are consultants to Rock Creek Advisors, each of them possesses shared voting and dispositive power with respect to these shares.

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